

16012162

XCHANGE COMMISSION
ı, D.C. 20649

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

OMB APPROVAL
OMB NUMBER
EXPIRES: MARCH 31, 2016
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE – 12..00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-69264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
I-BANKERS DIRECT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 5TH Avenue, 4th Floor
(No and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY LEONARD — 310-907-5939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

VAIL & KNAUTH, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212	RICHARDSON,	TEXAS	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, SHELLEY LEONARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of I-BANKERS DIRECT, LLC as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:



Signature

CFO

Title

See attached

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________ ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2016,
Date *Month* *Year*
by
(1) Shelley Leonard
(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public



GREG BERNARDO
Commission # 2007847
Notary Public - California
Los Angeles County
My Comm. Expires Feb 16, 2017

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** 2/25/16

Number of Pages: 1 **Signer(s) Other Than Named Above:** NONE

I-BANKERS DIRECT, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

CONTENTS



VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND MEMBERS
I-BANKERS DIRECT, LLC
NEW YORK, NEW YORK

We have audited the accompanying statement of financial condition of **I-BANKERS DIRECT, LLC,** as of December 31, 2015, and the related statements of income, cash flows, changes in members' capital, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of **I-BANKERS DIRECT, LLC's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **I-BANKERS DIRECT, LLC** as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Computation of Net Capital under Rule 15c3-1 of the SEC, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the SEC, and Information Relating to Possession or Control Requirements under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **I-BANKERS DIRECT, LLC** financial statements. The supplemental information is the responsibility of **I-BANKERS DIRECT, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 19, 2016

I-BANKERS DIRECT, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets

Cash	$	20,790
Other receivable		20,000
Prepaid expenses		1,000
Total Assets	$	41,790

Liabilities and Members' Capital

Current Liabilities		
Accrued liabilities	$	1,748
Other current liabilities		7,193
Total Current Liabilities		8,941
Members' Capital		32,849
Total Liabilities and Members' Capital	$	41,790

The accompanying notes are an integra part of the financial statements

I-BANKERS DIRECT, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues	
Portal fees income	$ 10,000
Services income	20,000
Interest income	2
Other income	25,000
Total Revenues	55,002
Costs and Expenses	
Commission expenses	21,860
Salaries and payroll taxes	95,182
Professional fees	22,704
Occupancy costs	16,987
Other operating expenses	24,627
Total Costs and Expenses	181,360
Operating Loss	(126,358)
Other Expense	
Interest expense	32
Net Loss	$ (126,390)

The accompanying notes are an integral part of the financial statements.

I-BANKERS DIRECT, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Operating Activities	
Net loss	$ (126,390)
Adjustments to reconcile net income to net cash provided by operatin activities:	
Changes in operating assets and liabilities:	
Increase in other receivable	(20,000)
Decrease in accrued liabilities	(1,510)
Increase in other current liabilities	4,791
Net cash used in operating activities	(143,109)
Financing Activities	
Members' capital contribution	264,950
Members' capital distribution	(124,000)
Net cash produced by financing activities	140,950
Decrease in cash	(2,159)
Cash at December 31, 2014	22,949
Cash at December 31, 2015	$ 20,790

The accompanying notes are an integral part of the financial statements.

I-BANKERS DIRECT, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2015

Members' capital at December 31, 2014	$	18,289
Members' capital contribution		264,950
Members' capital distribution		(124,000)
Net loss		(126,390)
Members' capital at December 31, 2015	$	32,849

The accompanying notes are an integral part of the financial statements.

I-BANKERS DIRECT, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2015

Balance at December 31, 2014	$	-
Increases		-
Decreases		-
Balance at December 31, 2015	$	-

The accompanying notes are an integral part of the financial statements.

I-BANKERS DIRECT, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

A. COMPANY:

I-BANKERS DIRECT, LLC was incorporated on February 4th, 2013 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities** - Marketable securities are valued using level one inputs to calculate fair value. The resulting difference between cost and fair value is included in income.

4. **Income Taxes** - The Company has elected to be disregarded for tax purposes. Instead, the Company's taxable income and expenses are included with that of the sole member. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. CONCENTRATION OF CREDIT RISKS:

The Company regularly has amounts on deposit with a financial institution located in north Texas that exceed insurance limits. The Company has not experienced any losses related to these deposits.

(Continued)

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $11,783, which was $6,783 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was .69 to 1.

F. LEASING ARRANGEMENTS:

For the year ended December 31, 2015, rental payments on operating leases for office facilities totaled $16,987. At December 31, 2015, there were no rental commitments extending beyond one year.

G. AFFILIATED ENTITY TRANSACTIONS:

Internet listings are provided to an entity, affiliated through common ownership and management. During the year ended December 31, 2015, income received from the affiliated entity totaled $30,000.

H. SUBSEQUENT EVENTS:

In order to increase net capital, management's intentions include reductions in operating costs and expenses, and capital contributions from a member.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2015

Schedule I

I-BANKERS DIRECT, LLC
SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of Net Capital:

Total stockholders' equity qualified for net capital	$	32,783
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		32,783
Deductions and/or charges:		
Non-allowable assets		21,000
Net capital before haircuts on securities positions		11,783
Haircuts on securities (computed, where applicable, persuant to rule 15c3-1(f)		-
Net Capital	$	11,783
Aggregate Indebtedness	$	8,113

I-BANKERS DIRECT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2015

Computation of Basic Capital Requirement:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 541
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 6,783
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 5,783
Ratio of aggregate indebtedness to net capital	.69 to 1

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 11,783
Audit adjustment	66
Net capital	$ 11,849

I-BANKERS DIRECT, LLC

DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis,

Company's clearing firm: COR Clearing, LLC

Schedule III

I-BANKERS DIRECT, LLC

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

I-BANKERS DIRECT, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2015



VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND MEMBERS
I-BANKERS DIRECT, LLC
NEW YORK, NEW YORK

We have reviewed management's statements, included in the accompanying **I-BANKERS DIRECT, LLC** Exemption Report, in which (1) **I-BANKERS DIRECT, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **I-BANKERS DIRECT, LLC, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **I-BANKERS DIRECT, LLC** stated that **I-BANKERS DIRECT, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception **I-BANKERS DIRECT, LLC**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **I-BANKERS DIRECT, LLC**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 19, 2016

INSERT Exemption Report

I-BANKERS DIRECT, LLC

535 5th Avenue, 4th Floor

New York, New York 10017

Exemption Report

I-Bankers Direct, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii)throughout the period January 1, 2015 to December 31, 2015 without exception.

I-Bankers Direct, LLC

I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

~~President~~ CFO

February 19, 2016